As filed with the Securities and Exchange Commission on February 2, 1995
                                                   Registration No. 33-
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM S-3
                                REGISTRATION STATEMENT
                                        Under
                              THE SECURITIES ACT OF 1933
                              RJR Nabisco Holdings Corp.
                (Exact name of registrant as specified in its charter)
               Delaware                                      13-3490602
            (State or other                               (I.R.S. Employer
            jurisdiction of                             Identification No.)
           incorporation or
             organization)
                             1301 Avenue of the Americas
                               New York, New York 10019
                                    (212) 258-5600
                 (Address, including zip code, and telephone number,
          including area code, of registrant's principal executive offices)

                                  Jo-Ann Ford, Esq.
                              Vice President, Assistant
                            General Counsel and Secretary
                              RJR Nabisco Holdings Corp.
                             1301 Avenue of the Americas
                               New York, New York 10019
                                    (212) 258-5600
                  (Name, address, including zip code, and telephone
                  number, including area code, of agent for service)

                                      Copies to:
             Jeffrey Small, Esq.                          Charles I. Cogut,
         Davis Polk & Wardwell                                  Esq.
         450 Lexington Avenue                            Simpson Thacher &
          New York, New York                                  Bartlett
                 10017                                  425 Lexington Avenue
                                                         New York, New York
                                                             10017-3954
           Approximate date of commencement of proposed sale to the public:
        From time to time after the effective date of this registration statement as determined by market conditions.
           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                           CALCULATION OF REGISTRATION FEE

                  Title of each class of                           Proposed maximum     Proposed maximum       Amount of
                        securities               Amount to be       offering price     aggregate offering    registration
                     to be registered             registered         per share(1)           price(1)              fee
               Common Stock, par value
               $.01 per share  . . . . . . .      70,000,000            $5.875            $411,250,000        $141,810.34

        (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low reported sales prices on January 31, 1995.

           The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                  Subject to Completion, Dated February 2, 1995
   PROSPECTUS



          [Logo]


                                  70,000,000 Shares

                              RJR Nabisco Holdings Corp.

                                     Common Stock
                              (par value $.01 per share)

                                   ________________

           Borden, Inc. ("Borden" or the "Selling Stockholder") may offer from time to time up to 70,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of RJR Nabisco Holdings Corp. (the "Company" or "Holdings"). When an offering of all or part of the Common Stock offered hereby is made, a supplement to this Prospectus (the "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering of the Common Stock, the initial offering price and the net proceeds to the Selling Stockholder of the sale thereof.

           The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "RN."

           See "Certain Significant Considerations" in the Prospectus Supplement for a description of certain factors that should be considered by purchasers of the Common Stock offered hereby.
                                   ________________

              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                   SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                     EXCHANGE COMMISSION OR ANY STATE SECURITIES
                        COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.  ANY
                            REPRESENTATION TO THE CONTRARY
                                IS A CRIMINAL OFFENSE.

           The Common Stock offered hereby may be sold directly to purchasers (including, in the event that the Selling Stockholder sells securities of its own which are convertible, exchangeable or redeemable into or for the Common Stock, upon conversion, exchange or redemption of such securities of the Selling Stockholder) or through agents designated from time to time by the Selling Stockholder or to or through one or more underwriters. If any agents of the Selling Stockholder or any underwriters are involved in the sale of Common Stock in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.
                                   ________________

                             The date of this Prospectus
                                is _________ __, 1995

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                AVAILABLE INFORMATION

             The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Holdings with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by Holdings can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

             This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

             The following documents filed with the Commission by Holdings (File No. 1-10215) pursuant to the Exchange Act or the Securities Act, as applicable, are incorporated by reference in this Prospectus:

                  1. Holdings' Annual Report on Form 10-K for the year ended December 31, 1993 (which incorporates by reference certain information from Holdings' Proxy Statement relating to the 1994 Annual Meeting of Stockholders);

                  2. Holdings' Quarterly Reports on Form 10-Q for the three months ended March 31, 1994, the six months ended June 30, 1994 and the nine months ended September 30, 1994;

                  3. Holdings' Current Report on Form 8-K/A filed April 27,
        1994;

                  4. The Consolidated Financial Statements of Holdings as of December 31, 1993 and 1992 and for each of the years in the three year period ended December 31, 1993 and the related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in the Registration Statement on Form

        S-3 (Registration No. 33-52381), at the time such Registration Statement was declared effective by the Commission; and

                  5. The Selected Pro Forma Consolidated Financial Data included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 33-55767), at the time such Registration Statement was declared effective by the Commission.

                  Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or the Prospectus Supplement, or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to RJR Nabisco, Inc., 1301 Avenue of the Americas, New York, New York 10019 (telephone number (212) 258-5600), Attention: Investor Relations Department.

                  The Registration Statement is being filed by Holdings at the request of the Selling Stockholder pursuant to the terms of a Registration Rights Agreement among Holdings, certain affiliates of Kohlberg Kravis Roberts & Co. ("KKR") and others dated as of February 9, 1989.


                                     THE COMPANY

             As used herein, "Holdings" means RJR Nabisco Holdings Corp. and its consolidated subsidiaries unless the context otherwise requires.

        RJR Nabisco Holdings Corp.

             The operating subsidiaries of Holdings owned through RJR Nabisco, Inc. ("RJRN") comprise one of the largest tobacco and food companies in the world. In the United States, the tobacco business is conducted by R.J. Reynolds Tobacco Company ("RJRT"), the second largest manufacturer of cigarettes, and the packaged foods business is conducted by Nabisco Holdings Corp. through Nabisco, Inc., a wholly owned subsidiary of Nabisco Holdings Corp. ("Nabisco"), the largest manufacturer and marketer of cookies and crackers. RJRN owns approximately 80.5% of the economic interest and approximately 97.6% of the voting power of Nabisco. Tobacco operations outside the United States are conducted by R.J. Reynolds Tobacco International, Inc. ("Tobacco International") and packaged food operations outside the United States and Canada are conducted by Nabisco International, Inc. ("Nabisco International"), a subsidiary of Nabisco. Together, RJRT's and Tobacco International's tobacco products are sold around the world under a variety of brand names. Food products are sold in the United States, Canada, Latin America and certain other international markets.

        Tobacco

             RJRT's largest selling cigarette brands in the United States include WINSTON, DORAL, CAMEL, SALEM, MONARCH and VANTAGE. RJRT's other cigarette brands, including MORE, NOW, BEST VALUE, STERLING, MAGNA and CENTURY, are marketed to meet a variety of smoker preferences. All RJRT brands are marketed in a variety of styles. Tobacco International operates in over 160 markets around the world and is the second largest of two international cigarette producers that have significant positions in the American Blend segment of the international tobacco market.

        Food

             Nabisco's domestic operations represent one of the largest packaged food businesses in the world. Through its domestic divisions, Nabisco manufactures and markets cookies, crackers, snack foods, hard and bite-size candy, gum, nuts, hot cereals, margarine, pet foods, dry-mix dessert products and other grocery products under established and well-known trademarks, including OREO, CHIPS AHOY!, NEWTONS, SNACKWELL'S, RITZ, PREMIUM, LIFE SAVERS, PLANTERS, A.1, GREY POUPON, MILK-BONE, ORTEGA, CREAM OF WHEAT, FLEISCHMANN'S and BLUE

        BONNET. Nabisco International is also a leading producer of powdered dessert and drink mixes, biscuits, baking powder and other grocery items, industrial yeast and bakery ingredients in many of the 17 Latin American countries in which it has operations.

             RJRN was acquired in 1989 by an indirect, wholly owned subsidiary of Holdings at the direction of KKR. KKR is a private investment firm organized as a Delaware limited partnership.

             The principal executive office of Holdings is located at 1301 Avenue of Americas, New York, New York 10019; its telephone number is
        (212) 258-5600.

RECENT DEVELOPMENTS


    Nabisco Initial Public Offering and Related Transactions. On January 26, 1995, Nabisco completed its initial public offering of 51,750,000 shares of Class A Common Stock at an initial offering price of $24.50 per share (the "Nabisco Public Offering"). The net proceeds to Nabisco from the offering were approximately $1.2 billion. Following the public offering, Holdings beneficially owned 100% of Nabisco's outstanding Class B Common Stock, which represents approximately 80.5% of the economic interest in Nabisco. Holders of Class A Common Stock of Nabisco generally have identical rights to holders of Class B Common Stock except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of stockholders.



    The Nabisco Public Offering was part of a broader proposed initiative of Holdings designed to reduce consolidated debt of Holdings by approximately $1 billion and establish a separately traded common stock for Nabisco. Holdings also anticipates commencing a quarterly cash dividend on its common stock of $.075 per share or $.30 per share on an annualized basis. See "Price Range of Common Stock and Dividends."



    Following the public offering, Nabisco had approximately $4.0 billion of intercompany debt and approximately $149 million of borrowings under a short-term bank credit agreement. The net proceeds of the public offering were used by Nabisco to repay a portion of the borrowings under its bank facility.


    As part of the initiative, RJRN redeemed approximately $ 1.9 billion of debt securities with borrowings under its existing credit facilities, proceeds from Holdings' Series C Conversion Preferred Stock (the "Series C Preferred Stock") offering completed on May 6, 1994 and internally generated cash flow.



    As another part of the initiative, RJRN expects to seek to restructure approximately $6 billion of its domestic publicly held debt which currently limits the ability of Nabisco to incur long-term debt other than intercompany debt. The restructuring, which would require consent of public debtholders and lenders under bank facilities, may include one or more offers to exchange Nabisco debt securities for a portion of such debt. The goal of the exchange offers would be to permit Nabisco to establish long-term borrowing capacity independent of its parent and to reduce its intercompany debt. No assurance can be given that any such restructuring will be consummated.

    Termination of Agreement in Principle Relating to Borden. On October 25, 1994, Holdings and KKR concluded that they were unable to reach a definitive agreement for the transaction contemplated by their agreement in principle for Holdings to acquire a minority interest in Borden, as had been previously announced on September 12, 1994. The September 12, 1994 announcement indicated that, following KKR's successful acquisition of Borden, Holdings would issue to Borden approximately $500 million of newly issued common shares of Holdings for newly issued shares of Borden common stock representing a 20% pro forma interest in Borden and a warrant to acquire an additional 10% pro forma interest in Borden. The inability to reach agreement resulted from various complexities affecting the transaction, including certain accounting issues. In particular, because Holdings would have been required to account for its investment in Borden using the equity method (thereby being required to reflect a portion of Borden's potentially low or volatile earnings in its financial statements) and to amortize a substantial amount of goodwill resulting from the transaction, the proposed transaction would likely have had a dilutive effect on Holdings' near-term earnings. Attempts to resolve these issues by restructuring the transaction were unsuccessful. Holdings could in the future explore a basis on which it or its Nabisco subsidiary may acquire a minority equity interest in Borden in exchange for common stock of Holdings. However, Holdings is not currently engaged in any such negotiations, and there is no assurance that Holdings will seek to pursue any such negotiations or that any such negotiations will be successful.


    Results of Operations for 1994



    Overview. Holdings' net sales for 1994 increased 2 percent to $15.4 billion from $15.1 billion in 1993. Operating income for 1994 increased 85 percent to $2.6 billion from $1.4 billion in 1993. Net income for 1994 amounted to $519 million compared to a net loss of $145 million in 1993. Earnings per share for 1994 amounted to $.25 per common share on a primary basis compared to a net loss of $.15 per primary common share in 1993 after including Series A Depositary Shares as common stock equivalents. Earnings per primary common share in 1993 after excluding Series A Depositary Shares as common stock equivalents would have amounted to a net loss of $.34 per share. Included in the 1994 results is a pre-tax charge of $65 million ($42 million after-tax) related to the realignment and decentralization of corporate headquarters' functions. Also included in the 1994 results is an extraordinary loss of $245 million related to the early extinguishment of debt, net of income taxes. Included in the 1993 results were a pre-tax restructuring expense of $730 million ($467 million after-tax) and an extraordinary loss of $142 million related to the early extinguishment of debt, net of income taxes. Full-year comparisons of per share results reflect a higher number of average shares outstanding from the issuance of Series C Preferred Stock in May 1994 and an increase in preferred dividend payments during 1994.



    Fourth Quarter Results. Holdings' fourth quarter net income was $62 million or $.02 per primary common share in 1994, compared with a net loss of $461 million or $.36 per primary common share in

1993 after including Series A Depositary Shares as common stock equivalents. Earnings per primary common share for the fourth quarter of 1993 after excluding Series A Depositary Shares as common stock equivalents would have amounted to a net loss of $.47 per share.



    For the fourth quarter of 1994, a pre-tax charge of approximately $65 million ($42 million after-tax) is included in corporate administrative expenses, reflecting a streamlining of the holding company. This action is a result of expectations for a lower level of financing and other activities as Holdings concludes the post-leveraged buyout period. Holdings believes the headquarters changes are consistent with its ongoing commitment to decentralized management.



    Holdings recorded operating income of $565 million in the fourth quarter of 1994 compared with an operating loss of $318 million in the fourth quarter of 1993.



    Tobacco Results. Holdings' worldwide tobacco businesses reported profit gains in 1994, although sales and volume performance was mixed. Worldwide operating company contribution (operating income before amortization of trademarks and goodwill and excluding the restructuring expense in 1993) increased 21 percent in 1994, to $2.23 billion from $1.84 billion in 1993. Worldwide tobacco volume was level with 1993 and net sales were $7.67 billion, a 5 percent decline from net sales of $8.08 billion last year.



    For Tobacco International, full-year operating company contribution was $755 million, a 17 percent gain from the prior year, due to volume gains, lower product costs and reduced promotional spending. Volume increased 6 percent with notably strong gains in the former Soviet Union, Turkey, Malaysia, and Spain. Net sales were $3.10 billion, a slight decline from the year-earlier period.



    For RJRT, operating company contribution of $1.48 billion was 23 percent greater than the $1.20 billion reported last year. Full-year net sales of $4.57 billion were 8 percent less than the $4.95 billion reported in 1993. RJRT's volume declined 7 percent primarily due to RJRT's de-emphasis on lower-margin savings brands.



    RJRT's product mix improved in 1994, with higher-margin, full-price brands representing 60 percent of RJRT's product sold, compared to 56 percent during the prior year. RJRT's total retail share declined about 2.0 points for the year. However, RJRT's core brands' share either improved or stabilized, with CAMEL and DORAL, in particular, showing strong gains for the year. RJRT's overall domestic share declined, mainly due to its de-emphasis on certain lower-margin savings brands.



    For the fourth quarter, operating company contribution for the worldwide tobacco businesses of $498 million increased 73 percent compared to the prior year. Fourth quarter 1994 net sales of $1.90 billion were 9 percent less than in the comparable 1993 period.



    For Tobacco International, fourth quarter operating company contribution was $198 million, a 25 percent gain over the prior year's quarter primarily attributable to reduced product costs and lower marketing and selling expense. For the quarter, international volume and net sales were both down 16 percent compared to 1993 due to trade inventory adjustments, mix, and a change in fiscal year end. Adjusting for the change in fiscal year end, volume and net sales rose 11 percent and 5 percent, respectively.



    RJRT's fourth quarter operating company contribution of $300 million increased 131 percent from the prior year's quarter. Net sales for the same period of $1.08 billion declined 1 percent, as favorable pricing and a more favorable product mix only partially offset a volume decline of 10 percent.



    Food Results. For full-year 1994, worldwide net sales for the Nabisco food businesses were $7.70 billion, up 10 percent from net sales of $7.03 billion in 1993. Full-year operating company contribution for the food businesses exceeded the billion-dollar mark for the first time: $1.16 billion or 16 percent higher than the $995 million reported in 1993.

    The food business posted strong gains in U.S. markets, which account for the majority of Nabisco's sales and operating company contribution, during the year. Nabisco Biscuit Company, the company's largest operating unit, posted record results with volume up 7 percent versus 1993.



    Total U.S. cookie and cracker market share increased to 47 percent from 46 percent in 1993. The company's SNACKWELL'S brand family of reduced-fat and fat-free products, first introduced in 1992, generated more than $375 million in sales in 1994.



    Including the Canadian operations, Nabisco's international sales grew 28 percent in 1994, reaching the $2 billion level. Operating company contribution was up 26 percent.



    In Brazil, a strong, second-half economic recovery spurred a turnaround of Nabisco's business there. In Colombia, Nabisco launched a new biscuit business, capturing almost 10 percent of the market in just over one year. In Argentina, Nabisco acquired the remaining interest in Establecimiento Modelo Terrabusi S.A., a leading biscuit and pasta company.



    Recent improvements in Nabisco's Mexican operations were hampered by negative developments toward year-end in that country's economy and devaluation of its currency. The peso devaluation's cost to earnings was not material.



    Worldwide food businesses' fourth quarter operating company contribution was $359 million, an increase of 17 percent compared with $308 million in 1993. Net sales of $2.15 billion were an increase of 9 percent over the prior year's net sales of $1.98 billion.

    The following table sets forth certain operating data for Holdings and should be read in conjunction with the other financial information and the notes thereto included or incorporated by reference herein.



                                                 THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                    DECEMBER 31,                DECEMBER 31,
                                              ------------------------    ------------------------
(UNAUDITED)
  (DOLLARS IN MILLIONS, EXCEPT PER SHARE
  AMOUNTS)                                       1994          1993          1994          1993
                                              ----------    ----------    ----------    ----------
NET SALES:
Tobacco--Domestic..........................   $    1,075    $    1,091    $    4,570    $    4,949
- --International............................          822           984         3,097         3,130
                                              ----------    ----------    ----------    ----------
Total Tobacco..............................        1,897         2,075         7,667         8,079
Total Food.................................        2,147         1,976         7,699         7,025
                                              ----------    ----------    ----------    ----------
  Consolidated.............................   $    4,044    $    4,051        15,366    $   15,104
                                              ----------    ----------    ----------    ----------
                                              ----------    ----------    ----------    ----------
OPERATING COMPANY CONTRIBUTION:
Tobacco--Domestic..........................   $      300    $      130    $    1,475    $    1,200
- --International............................          198           158           755           644
                                              ----------    ----------    ----------    ----------
Total Tobacco..............................          498           288         2,230         1,844
Total Food.................................          359           308         1,156           995
Headquarters (1)...........................         (132)          (25)         (207)         (106)
                                              ----------    ----------    ----------    ----------
  Operating company contribution...........          725           571         3,179         2,733
Amortization of trademarks and goodwill....         (160)         (159)         (629)         (625)
Restructuring expense (2)..................            0          (730)            0          (730)
                                              ----------    ----------    ----------    ----------
  Operating income.........................          565          (318)        2,550         1,378
Interest and debt expense..................         (237)         (299)       (1,065)       (1,209)
Other (expense) income, net................          (29)          (54)         (110)          (58)
                                              ----------    ----------    ----------    ----------
  Income before income taxes...............          299          (671)        1,375           111
Provision for income taxes.................          137          (242)          611           114
                                              ----------    ----------    ----------    ----------
  Income before extraordinary item.........          162          (429)          764            (3)
Extraordinary item--loss on early
  extinguishments of debt, net of income
  taxes....................................         (100)          (32)         (245)         (142)
                                              ----------    ----------    ----------    ----------
  Net income (2)...........................           62          (461)          519          (145)
Less preferred stock dividends.............           33            35           131            68
                                              ----------    ----------    ----------    ----------
    Net income applicable to common stock..   $       29    $     (496)   $      388    $     (213)
                                              ----------    ----------    ----------    ----------
                                              ----------    ----------    ----------    ----------
Net income (loss) per common and common
  equivalent share on a primary basis:
  Income before extraordinary item (3).....   $     0.08    $    (0.34)   $     0.41    $    (0.05)
  Extraordinary item.......................        (0.06)        (0.02)        (0.16)        (0.10)
                                              ----------    ----------    ----------    ----------
    Net income.............................   $     0.02    $    (0.36)   $     0.25    $    (0.15)
                                              ----------    ----------    ----------    ----------
                                              ----------    ----------    ----------    ----------
Average number of common and common
  equivalent shares outstanding (in
  thousands)...............................    1,634,999     1,350,668     1,538,127     1,349,196
                                              ----------    ----------    ----------    ----------
                                              ----------    ----------    ----------    ----------


- ------------


(1) 1994 includes the effect of the realignment and decentralization of corporate headquarters' functions of $65 million ($42 million after tax).



(2) 1993 includes the effect of a restructuring expense of $730 million ($467 million after tax).



(3) If calculated on a fully diluted basis, income before extraordinary item per common and common equivalent share amounted to $.08 and ($.33) for the three months ended December 31, 1994 and 1993, respectively, and $.42 and ($.02) for the twelve months ended December 31, 1994 and 1993, respectively.

                              RJR Nabisco Holdings Corp.
                    Summary Historical Consolidated Financial Data

             The summary consolidated financial data presented below as of September 30, 1994 and for the nine months ended September 30, 1994 and 1993 were derived from Holdings consolidated condensed financial statements incorporated herein by reference. The summary consolidated financial data presented below as of December 31, 1993 and 1992 and for each of the years in the three-year period ended December 31, 1993 for Holdings were derived from the historical consolidated financial statements of Holdings and notes thereto (the "Holdings Consolidated Financial Statements"), incorporated herein by reference, which have been audited by Deloitte & Touche LLP, independent auditors. In addition, the summary consolidated financial data as of December 31, 1991, 1990 and 1989, for the year ended December 31, 1990 and for the period from February 9, 1989 through December 31, 1989 for Holdings and for the period from January 1, 1989 through February 8, 1989 for RJRN were derived from the audited consolidated financial statements of Holdings and RJRN as of December 31, 1991, 1990 and 1989, for the year ended December 31, 1990 and for each of the periods within the one-year period ended December 31, 1989, and are not presented or incorporated herein by reference. The data should be read in conjunction with the Holdings Consolidated Financial Statements and the historical consolidated condensed financial statements of Holdings and notes thereto (the "Holdings Consolidated Condensed Financial Statements") incorporated herein by reference.


                                                                        Holdings                                  RJRN
                                          --------------------------------------------------------------------- --------
                                             For the Nine
                                             Months Ended
                                             September 30,                 For the Years Ended December 31,
                                          ------------------- ----------------------------------------------------------
                (Dollars in Millions
                Except Per
                Share Amounts)
                                            1994      1993        1993       1992       1991       1990            1989
                                          --------- ---------   ---------  --------    --------   --------- -------------------
                                                                                                              2/9 to    1/1 to
                                                                                                              12/31     2/8
                                                                                                             --------- --------
                Results of Operations
                  Net sales . . . . . .    $11,322    $11,053    $15,104    $15,734    $14,989    $13,879    $12,114      $650
                                           -------    -------    -------    -------    -------    -------    -------      -----
                  Cost of products sold      5,079      4,709      6,640      6,326      6,088      5,652      5,241       332
                  Selling,
                    advertising,
                    administrative and
                    general expenses  .      3,789      4,182      5,731      5,788      5,358      4,801      4,276       295
                  Amortization of
                    trademarks and
                    goodwill  . . . . .        469        466        625        616        609        608        557        10
                  Restructuring expense         --         --        730        106         --         --         --        --
                                           -------    -------    -------    -------    -------    -------    -------      -----
                    Operating income(1)      1,985      1,696      1,378      2,898      2,934      2,818      2,040        13
                  Interest and debt
                  expense . . . . . . .       (828)      (910)    (1,209)    (1,449)    (2,217)    (3,176)    (3,340)      (44)
                  Change in control
                  costs . . . . . . . .         --         --         --         --         --         --         --      (247)
                  Other income
                  (expense), net  . . .        (81)        (4)       (58)         7        (69)       (44)       169        15
                                           -------    -------    -------    -------    -------    -------    -------      -----
                    Income (loss) from
                      continuing
                      operations
                      before income
                      taxes . . . . . .      1,076        782        111      1,456        648       (402)    (1,131)     (263)
                  Provision (benefit)
                    for income taxes  .        474        356        114        680        280         60       (156)      (66)
                                           -------    -------    -------    -------    -------    -------    -------      -----
                    Income (loss) from
                      continuing
                      operations  . . .        602        426         (3)       776        368       (462)      (975)     (197)

                                                                                                                                12
                  Income (loss) from
                    operations of
                    discontinued
                    businesses, net of
                    income taxes(2) . .         --         --         --         --         --         --         (1)       24
                  Extraordinary
                    item--(loss) gain
                    on early
                    extinguishments of
                    debt, net of
                    income taxes  . . .       (145)      (110)      (142)      (477)        --         33         --        --
                                           -------    -------    -------    -------    -------    -------    -------      -----
                  Net income (loss) . .        457        316       (145)       299        368       (429)      (976)     (173)
                  Preferred stock
                  dividends . . . . . .         98         33         68         31        173         50         --         4
                                           -------    -------    -------    -------    -------    -------    -------      -----
                  Net income (loss)
                    applicable to
                    common stock  . . .    $   359    $   283    $  (213)   $   268    $   195    $  (479)   $  (976)    $(177)
                                           =======    =======    =======    =======    =======    =======    =======     =======
                Per Share Data
                  Income (loss) from
                    continuing
                    operations per
                    common and common
                    equivalent share  .    $   .33    $   .29    $  (.05)   $   .55    $   .22    $ (1.19)   $ (3.21)    $(.89)
                  Dividends per share
                    of Series A
                    Preferred Stock(3)        2.51       2.51       3.34       3.34        .49         --         --        --
                  Dividends per share
                    of Series C
                    Preferred Stock(3)        2.44        --          --         --         --         --         --        --
                Balance Sheet Data
                  (at end of periods)
                  Working capital . . .    $   358        --     $   202    $   730    $   165    $(1,089)   $   106        --
                  Total assets  . . . .     31,851        --      31,295     32,041     32,131     32,915     36,412        --
                  Total debt  . . . . .     11,205        --      12,448     14,218     14,531     18,918     25,159        --
                  Redeemable preferred
                    stock(4)  . . . . .         --        --          --         --         --      1,795         --        --
                  Stockholders'
                  equity(5) . . . . . .     10,957        --       9,070      8,376      8,419      2,494      1,237        --
                  Book value per
                    common share after
                    conversion of
                    Series A Preferred
                    Stock and Series C
                    Preferred Stock . .       5.94        --        5.77         --         --         --         --        --

          (1) The 1992 amount includes a gain of $98 million on the sale of the ready-to-eat cold cereal business.

          (2) The 1989 amount for Holdings includes $237 million of interest expense allocated to discontinued operations.

          (3) On November 8, 1991, Holdings issued 52,500,000 shares of Series A Preferred Stock and sold 210,000,000 Series A Depositary Shares. On May 6, 1994, Holdings issued 26,675,000 shares of Series C Preferred Stock and sold 266,750,000 Series C Depositary Shares. Because Series A Preferred Stock and Series C Preferred Stock mandatorily convert into Holdings Common Stock, dividends on such shares are reported similar to common equity dividends.

          (4) On December 16, 1991, an amendment to the Amended and Restated Certificate of Incorporation of Holdings was filed which deleted the provisions providing for the mandatory redemption of the redeemable preferred stock of Holdings on November 1, 2015. Accordingly, such securities were presented as a component of Holdings' stockholders' equity as of December 31, 1992 and 1991. Such securities were redeemed on December 6, 1993.

          (5) Holdings' stockholders' equity at September 30, 1994 and December 31 of each year from 1993 to 1989 includes non-cash expenses related to accumulated trademark and goodwill amortization of $3.484 billion, $3.015 billion, $2.390 billion, $1.774 billion, $1.165 billion and $557 million, respectively.
        See Notes to Holdings Consolidated Financial Statements and Holdings
           Consolidated Condensed Financial Statements incorporated herein by reference.

                      PRICE RANGE OF COMMON STOCK AND DIVIDENDS

             The Common Stock is listed and principally traded on the NYSE (Symbol: RN). The following table sets forth the high and low sales prices per share of the Common Stock as reported on the NYSE Composite Tape.


             Fiscal Year                              High        Low
             -----------                              ----       -----

              1993
             First Quarter  . . . . . . . . . . .  $ 9 1/4     $  7 5/8
             Second Quarter . . . . . . . . . . .    8 1/8        5 1/8
             Third Quarter  . . . . . . . . . . .    5 7/8        4 1/2
             Fourth Quarter . . . . . . . . . . .    7 3/8        4 3/8
              1994
             First Quarter  . . . . . . . . . . .  $ 8 1/8     $  5 5/8
             Second Quarter . . . . . . . . . . .        7        5 1/2
             Third Quarter  . . . . . . . . . . .    7 1/8        5 5/8
             Fourth Quarter . . . . . . . . . . .    7 1/4        5 5/16
              1995
             First Quarter (through
               February 1, 1995)  . . . . . . . .  $ 6         $  5 3/8

             At December 31, 1994, there were 1,361,656,883 shares of Common Stock outstanding held by approximately 63,000 stockholders of record. A recent closing sale price for shares of the Common Stock will be set forth on the cover page of the Prospectus Supplement.

             Holdings has not paid any cash dividends on shares of the Common Stock. Holdings has indicated that it anticipates commencing payment of a quarterly cash dividend on the Common Stock of Holdings of $.075 per share or $.30 per share on an annualized basis after the completion of the Nabisco Public Offering, which was completed on January 26, 1995.

             In addition, Holdings has announced certain policies affecting dividends on the Common Stock. One policy provides that Holdings will limit, until December 31, 1998, the aggregate amount of cash dividends on its capital stock. Under this policy, during that period Holdings will not pay any extraordinary cash dividends and will limit the amount of its cash dividends, cash distributions and repurchases for cash of capital stock and subordinated debt to an amount equal to the sum of $500 million plus (i) 65% of Holdings' cumulative consolidated net income before extraordinary gains or losses and restructuring charges and (ii) net cash proceeds of up to $250 million in any year from the sale of capital stock of Holdings or its subsidiaries (other than proceeds from the Nabisco Public Offering) to the extent used to repay, purchase or redeem debt or preferred stock. Another policy provides that Holdings will not declare a dividend or distribution to its stockholders of the shares of capital stock of a subsidiary before December 31, 1996. Another policy sets forth the intention of

        Holdings that it will not make such a distribution prior to December 31, 1998 if that distribution would cause the ratings of the senior indebtedness of RJRN to be reduced from investment grade to non-investment grade or if, after giving effect to such distribution, any publicly held senior indebtedness of the distributed company would not be rated investment grade. There is no assurance that any such distribution will take place. Additional policies provide that an amount equal to the net cash proceeds from any issuance and sale of equity by Holdings or from any sale outside the ordinary course of business of material assets owned or used by subsidiaries in the tobacco business, in each case before December 31, 1998, will be used either to repay, purchase or redeem consolidated indebtedness or to acquire properties, assets or businesses to be used in existing or new lines of business and that an amount equal to the net cash proceeds of any secondary sale of shares of Nabisco before December 31, 1998 will be used to repay, purchase or redeem consolidated debt. No assurance can be given that Holdings will issue or sell any equity or sell any material assets outside the ordinary course of business. See "Description of Holdings Capital Stock--Contractual and Policy Restrictions on Payment of Dividends."

             RJRN's credit agreement, dated as of December 1, 1991, as amended (the "1991 Credit Agreement") and its credit agreement, dated as of April 5, 1993, as amended (the "1993 Credit Agreement" and, together with the 1991 Credit Agreement, the "Credit Agreements") restrict cash dividends and other distributions on the Common Stock. In addition, the $1.5 billion short-term credit facility (the "Nabisco Credit Agreement") of Nabisco, Inc., Nabisco's immediate subsidiary, restricts the payment of dividends to RJRN. See "Description of Holdings Capital Stock--Contractual and Policy Restrictions on Payment of Dividends."

             The timing, amount and form of future dividends, if any, will depend, among other things, upon the effect of applicable restrictions on the payment of dividends, results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by the Board of Directors of Holdings.

                                   USE OF PROCEEDS

             The Company will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Stockholder.

                        DESCRIPTION OF HOLDINGS CAPITAL STOCK

             The authorized capital stock of Holdings consists of 2,200,000,000 shares of Common Stock and 150,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of December 31, 1994, 1,361,656,883 shares of Common Stock were outstanding. As of such date, 42,047,114 shares of Preferred Stock were outstanding, of which 50,000 shares were Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), 26,675,000 shares were Series C Preferred Stock and 15,322,114 shares were ESOP Convertible Preferred Stock (the "ESOP Preferred Stock").

             The following is a description of the terms of the capital stock of Holdings. This description does not purport to be complete and is qualified in its entirety by reference to Holdings' Amended and Restated Certificate of Incorporation, as amended (the "Holdings Certificate of Incorporation"), which has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated by reference herein. Holdings believes that the summaries of the Holdings Certificate of Incorporation set forth below are accurate and complete summaries of the material terms of such instruments.

        Common Stock

             Each share of Common Stock is entitled to one vote at all meetings of stockholders of Holdings for the election of directors of Holdings and on all other matters. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of Holdings out of funds legally available therefor. The Common Stock has no preemptive or similar rights. Holders of Common Stock are not liable to further call or assessment. Upon liquidation, dissolution or winding up of the affairs of Holdings, any assets remaining after provision for payment of creditors (and any liquidation preference of any outstanding preferred stock) would be distributed pro rata among holders of the Common Stock.

             Holdings has not paid any cash dividends on shares of the Common Stock. Holdings has indicated that it anticipates commencing payment of a quarterly cash dividend on the Common Stock of Holdings of $.075 per share or $.30 per share on an annualized basis after the completion of the Nabisco Public Offering, which was completed on January 26, 1995. The timing, amount and form of future dividends, if any, will depend, among other things, upon the effect of applicable restrictions on the payment of dividends, results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by the board of directors of Holdings. See "Description of Holdings Capital Stock--Contractual and Policy Restrictions on Payment of Dividends."

             The Common Stock is listed on the NYSE. First Chicago Trust Company of New York is the registrar and transfer agent for the Common Stock.

                                   Preferred Stock

        Series B Preferred Stock

             Each share of Series B Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of Holdings, out of funds legally available therefor, cumulative preferential cash dividends at the rate per annum of 9.25%, payable quarterly in arrears. On and after August 19, 1998, Holdings, at its option upon not less than 30 nor more than 60 days' notice, may redeem shares of the Series B Preferred Stock, as a whole or in part, at any time, at a redemption price equivalent to $25,000 per share, plus accrued and unpaid dividends thereon to the date fixed for redemption, without interest, to the extent Holdings will have funds legally available therefor.

             The Series B Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. The Series B Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock of Holdings.

             The holders of the Series B Preferred Stock do not have any voting rights, except as otherwise provided by law and under certain other limited circumstances.

             Upon any voluntary or involuntary liquidation, dissolution or winding up of Holdings, holders of Series B Preferred Stock will be entitled to receive $25,000 per share, plus an amount equal to any accrued and unpaid dividends, before any distribution is made on any class of junior securities, including Common Stock.

        Series C Preferred Stock

             Each share of Series C Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of Holdings, out of funds legally available therefor, cumulative preferential cash dividends accruing at a rate of $6.012 per annum, payable quarterly in arrears. Each share of Series C Preferred Stock will mandatorily convert into ten shares of Common Stock on May 15, 1997, subject to adjustment in certain events (the "Series C Common Stock Equivalent"), plus accrued and unpaid dividends on the Series C Preferred Stock until the date of conversion. In addition, each share of Series C Preferred Stock may be redeemed by Holdings, in whole or in part, at any time or from time to time prior to the mandatory conversion date at a redemption price to be paid in shares of Common Stock (or following certain circumstances, other consideration), plus accrued and unpaid dividends. The optional redemption price declines from $112.286 per share by $.01656 per share on each day following May 6, 1994 to $95.246 per share on March 15, 1997, and is $94.25 thereafter (the "Call Price").

             Immediately prior to a merger or consolidation of Holdings (other than a merger or consolidation of Holdings with or into a wholly owned subsidiary of Holdings) that results in the conversion or exchange of Common Stock into other securities or property, outstanding Series C Preferred Stock may be converted at the option of Holdings into (i) shares of Common Stock at a rate equal to the Series C Common Stock Equivalent (currently ten shares for each share of Series C Preferred Stock), in effect immediately prior to such merger or consolidation, plus (ii) the right to receive an amount in cash (which may, at the option of Holdings, be payable in shares of Common Stock) equal to all accrued and unpaid dividends on such Series C Preferred Stock to and including the Settlement Date, plus (iii) the right to receive an amount of cash (which may, at the option of Holdings, be payable in shares of Common Stock) initially equal to $18.036 per share, declining by $.01656 on each day following May 6, 1994 to $.996 on March 15, 1997 and equal to zero thereafter. The shares of Common Stock issuable under clause (i) above will be reduced, if necessary, so that the value of the aggregate consideration described in clauses (i) and (iii) above does not exceed the Call Price on the Settlement Date. Alternatively, Holdings may cause the Series C Preferred Stock to remain outstanding or convert into a substantially similar security of Holdings or of the entity issuing the consideration in such merger or consolidation. In that event, each holder of a share of Series C Preferred Stock may elect to convert the Series C Preferred Stock into Common Stock at a rate equal to the Series C Common Stock Equivalent immediately prior to the merger or consolidation (provided that the number of shares of Common Stock issuable will be reduced, if necessary, so that the value of such shares does not exceed the Call Price on the Settlement Date), plus the right to receive an amount of cash (which may, at the option of Holdings, be payable in shares of Common Stock) equal to all accrued and unpaid dividends on such Series C Preferred Stock to and including the Settlement Date.

             If Holdings has recommended acceptance of (or has expressed no opinion and is remaining neutral toward) a tender offer which would result in the ownership by the bidder (or an affiliate of the bidder) of more than 50% of the then outstanding Common Stock, then each holder of Series C Preferred Stock will have the option to convert such shares, in whole (but not in part), into Common Stock at the Series C Common Stock Equivalent in effect at the close of business on the day prior to the date of expiration or termination of such tender offer; provided that the number of shares of Common Stock issuable upon such conversion will be reduced if necessary, so that the value of such shares does not exceed the Call Price on such date.

             If Holdings distributes to holders of Common Stock the capital stock of a subsidiary representing all or substantially all of either of Holdings' two present principal lines of business (the "Spinoff Company"), Holdings will (subject to the final sentence of this paragraph) convert each share of Series C Preferred Stock into one-half of a share of the existing Series C Preferred Stock and one-half of a share of a substantially equivalent security of the Spinoff Company.
        In such case, the conversion rate per share of the new Series C Preferred Stock will be equal to a fraction, of which the numerator will be the product of the market price of Common Stock prior to the distribution and the Series C Common Stock Equivalent and of which the denominator will be the excess of the market price of Common Stock prior to the distribution over the market value of a share of the Spinoff Company. The conversion rate per share of the new security of the Spinoff Company will be equal to a fraction, of which the numerator will be the product of the market price of Common Stock prior to the distribution and the Series C Common Stock Equivalent and of which the denominator will be the market value of a share of the Spinoff Company. Alternatively, Holdings may elect to distribute to each holder of Series C Preferred Stock the number of shares of capital stock of the Spinoff Company that such holder would have been entitled to receive if the Series C Preferred Stock had been converted to Common Stock immediately prior to the distribution at the Series C Common Stock Equivalent then in effect. In the event that either (a) the fair value of the shares of the Spinoff Company distributed are greater than or equal to 95% of the market price of Common Stock prior to the distribution or (b) the record date for the distribution is fixed less than twenty-one trading days prior to such record date, then Holdings must elect to distribute the shares of the Spinoff Company to the holders of the shares of Series C Preferred Stock in accordance with the preceding sentence.

             Holders of Series C Preferred Stock have the right, voting together with the holders of Common Stock (and any other class of capital stock of Holdings entitled to vote together with the Common Stock, including the ESOP Preferred Stock) as one class, to vote in the election of directors and upon each other matter coming before any meeting of the stockholders on the basis initially of one vote (equal to one-tenth of the Series C Common Stock Equivalent) for each Series C Preferred Stock held; provided that the holders of Series C Preferred Stock are not entitled to vote on any increase or decrease in the number of authorized shares of any class or classes of stock. In the event dividends on all series of Preferred Stock, including the Series
        C Preferred Stock, were in arrears and unpaid for six quarterly periods, the holders of Series C Preferred Stock, together with the holders of all other outstanding series of Preferred Stock entitled to vote thereon, were entitled to elect two additional directors to the Board of Directors of Holdings until all cumulative dividends on all series of Preferred Stock, have been paid or declared and set aside for payment; provided that such directors may not have exceeded 25% of the total board of directors or be less than one director. While such holders were entitled to elect two directors, they were not entitled to participate with the holders of Common Stock in the election of any other directors, but would have continued to vote with the holders of Common Stock upon each other matter coming before any meeting of the stockholders.

             Upon any voluntary or involuntary liquidation, dissolution or winding up of Holdings, holders of Series C Preferred Stock will be entitled to receive $60.50 per share, plus an amount equal to any accrued and unpaid dividends, before any distribution is made on any class of junior securities, including Common Stock.

        ESOP Preferred Stock

             Each share of ESOP Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of Holdings, out of funds legally available therefor, cumulative cash dividends at a rate of 7.8125% of stated value per annum ($1.25 per annum) at least until April 10, 1999, payable semi-annually in arrears. Each share of ESOP Preferred Stock is convertible into one share of Common Stock, subject to adjustment in certain events. The ESOP Preferred Stock is redeemable at the option of Holdings, in whole or in part, at any time on or after April 10, 1999, at an initial optional redemption price of $16.25 per share, declining thereafter on an annual basis in the amount of $.125 a year to $16 per share on April 10, 2001, plus accrued and unpaid dividends. Under certain other circumstances, the ESOP Preferred Stock is subject to redemption at any time. Holders of ESOP Preferred Stock have voting rights which are generally consistent with those of the holders of Series C Preferred Stock.

             Upon any voluntary or involuntary liquidation, dissolution or winding up of Holdings, holders of ESOP Preferred Stock will be entitled to receive $16.00 per share, plus an amount equal to any accrued and unpaid dividends, before any distribution is made on any class of junior securities, including Common Stock.

        Contractual and Policy Restrictions on Payment of Dividends

             Holdings is subject to various contractual restrictions on its ability to pay dividends on its Preferred Stock and Common Stock.

             Under the Credit Agreements, Holdings may (i) issue shares of Common Stock upon the exercise of any warrants or options or upon the conversion or redemption of any convertible or redeemable preferred stock and, in connection with any such exercise, conversion or redemption, Holdings may pay cash in lieu of issuing fractional shares of Common Stock; (ii) if no event of default existed under the Credit Agreements, repurchase Common Stock (and/or options or warrants in respect thereof) pursuant to, and in accordance with the terms of, management and/or employee stock plans; (iii) if no event of default existed under the Credit Agreements, declare and pay, or otherwise effect, any other cash dividend or other dividend or distribution, or repurchase or redeem any capital stock, provided that the aggregate amount of such dividends, distributions, repurchases and redemptions, when added to all dividends, distributions, repurchases and redemptions made in accordance with this clause (iii) after November 22, 1994, would not exceed an amount equal to the sum of (x) $1 billion plus (y) 50% of the sum of (A) consolidated net income of Holdings and its subsidiaries for the period (taken as one accounting period) from January 1, 1995 to the last day of the last fiscal quarter of Holdings then ended plus (B) all losses from debt retirement deducted in determining consolidated net income of Holdings and its subsidiaries for the period referred to in clause (A) above plus (z) the aggregate cash proceeds (net of underwriting discounts and commissions) received by Holdings after November 22, 1994 from issuances of its equity securities (provided that the aggregate amount of such aggregate net cash proceeds received in any twelve-month period shall be deemed not to exceed $250 million for purposes of this clause (iii)(z)), in each case determined at the time of the declaration thereof, provided that such dividend, distribution or redemption payment was paid within 45 days of the making of such declaration; (iv) issue and exchange shares of any class or series of its common stock now or hereafter outstanding for shares of any other class or series of its common stock now or hereafter outstanding; and
        (v) in connection with any reclassification of its common stock and any exchange permitted by clause (v) above, pay cash in lieu of issuing fractional shares of any class or series of its common stock. The Nabisco Credit Agreement also limits payment of dividends by Nabisco, Inc. to $300 million plus 50% of the cumulative consolidated net income of Nabisco, Inc. commencing January 1, 1995.

             In addition to the contractual restrictions referred to above, the Board of Directors of Holdings has adopted a policy, under which Holdings will limit, until December 31, 1998, the aggregate amount of cash dividends on its Capital Stock. Under this policy, Holdings:

                  (a) will not pay any extraordinary cash dividends;

                  (b) will not make any Restricted Payment if, after giving
             effect to such Restricted Payment, the aggregate amount expended for all Restricted Payments subsequent to December 31, 1994 exceeds the sum of (i) $500 million, plus (ii) 65% of Consolidated Net Income of Holdings on a cumulative basis subsequent to December 31, 1994, plus (iii) aggregate cash proceeds of up to $250 million received in any year subsequent to December 31, 1994 by Holdings or a Subsidiary from the issuance and sale (other than to a Subsidiary) of Holdings' or such Subsidiary's Capital Stock (or of other securities that are subsequently converted into or exchanged for Holdings' or such Subsidiary's Capital Stock) (other than proceeds from the Nabisco Public Offering), it being understood that any aggregate net cash proceeds from any issuance and sale of any Capital Stock will be counted only up to the amount of any indebtedness or preferred stock of Holdings or any Subsidiary that has been repaid, purchased, redeemed or otherwise acquired for value by Holdings or any Subsidiary within one year before or after such issuance and sale. If Holdings or a Subsidiary repays, purchases, redeems or otherwise acquires for value indebtedness or preferred stock of Holdings or a Subsidiary in exchange for Capital Stock of Holdings or a Subsidiary, Holdings or such Subsidiary shall be deemed to have received the net cash proceeds equal to the market value of the Capital Stock so issued in exchange (such market value to be determined by Holdings' Board of Directors, whose good faith determination shall be conclusive);

                  (c) will use an amount equal to the net cash proceeds
             received prior to December 31, 1998 from (i) the issuance and sale by Holdings of any Capital Stock (other than to a Subsidiary or current, future or former directors, officers or employees of Holdings or any Subsidiary (or their estates or beneficiaries under their estates)) or (ii) any sale outside the ordinary course of business of material assets owned or used by any of its Subsidiaries in the tobacco business (other than to another Subsidiary) either to repay, purchase, redeem or otherwise acquire for value indebtedness of Holdings or a Subsidiary or to acquire properties, assets or businesses to be used in existing or new lines of business of Holdings or its Subsidiaries; and

                  (d) will use an amount equal to the net cash proceeds
             received by Holdings or RJRN prior to December 31, 1998 from the sale to third parties of shares of common stock of Nabisco held by either of them to repay, purchase, redeem or otherwise acquire for value indebtedness of Holdings or a Subsidiary.

             The foregoing policy will not prevent the payment of a cash dividend within 90 days of its declaration if, at the time of declaration, such payment would have complied with the foregoing policy or the purchase, redemption, acquisition, cancellation or other retirement for value of Capital Stock, options on Capital Stock, stock appreciation rights or similar securities held by current, future or former directors, officers or employees of Holdings or any Subsidiary or certain trusts or estates for their benefit.

             Holdings has also adopted a policy to the effect that it will not declare a dividend or distribution on its Capital Stock prior to December 31, 1996 that is paid in Capital Stock of a Subsidiary owned by Holdings or a Subsidiary and that it is its intent not to make such a distribution to its stockholders prior to December 31, 1998 if (a) such distribution would cause the ratings of RJRN's publicly held senior indebtedness to be reduced from investment grade to non-investment grade or (b) any publicly held senior indebtedness of the distributed Subsidiary would, after giving effect to such distribution, be rated non-investment grade.

             For purposes of the foregoing policies:

                  "Capital Stock" means any and all shares, interests,
             participations or other equivalents (however designated) of capital stock and any rights (other than debt securities convertible into capital stock), warrants or options to acquire such Capital Stock.

                  "Consolidated Net Income" of Holdings means, for any period, the aggregate consolidated net income of Holdings and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles as in effect from time to time, adjusted by excluding (to the extent not otherwise excluded in calculating consolidated net income) any net extraordinary gain or net extraordinary loss, as the case may be, and any restructuring charges.

                  "Restricted Payment" means (i) any payment of any cash
             dividend or distribution by Holdings on its Capital Stock, (ii) any purchase, redemption or other acquisition for cash by Holdings of its Capital Stock (other than any such purchase, redemption or acquisition for value in exchange for, or in an amount equal to the proceeds of, an offering of Capital Stock of Holdings or any Subsidiary or, in the case of Holdings' Series B Preferred Stock or any other non-convertible preferred stock of Holdings outstanding from time to time), for indebtedness of Holdings or any Subsidiary and (iii) any purchase, redemption or other acquisition for cash by Holdings of any Subordinated Debt prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment (other than any such purchase, redemption or other acquisition for value in exchange for, or in an amount equal to the proceeds of, an offering of Capital Stock or Subordinated Debt of Holdings or any Subsidiary).

                   "Subordinated Debt" means any indebtedness of Holdings or
             any Subsidiary which by its terms is expressly subordinated in right of payment to any other indebtedness of Holdings or any Subsidiary, provided, however, that the term Subordinated Debt shall not include any intercompany indebtedness.

                  "Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at the time directly or indirectly owned by Holdings.

        Certain Statutory and By-law Provisions

             Holdings is subject to the "business combination" statute of the Delaware General Corporation Law (the "DGCL"). In general, Section

        203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (a) prior to such date the Board of Directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, certain stock or asset sales and certain other transactions resulting in a financial benefit to, or increase in voting power held by, the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or if such person is an affiliate or associate of the corporation within three years, did own) 15% or more of the corporation's voting stock.

             Holdings' By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or to bring other business before an annual meeting of stockholders of Holdings. The By-laws provide that only persons who are nominated by, or at the direction of, the Board of Directors of Holdings or any committee designated by the Board of Directors of Holdings, or by a stockholder who has given timely written notice to the Secretary of Holdings prior to the meeting at which directors are to be elected, will be eligible for election as directors of Holdings. The By-laws also provide that in order to properly submit any business to an annual meeting of stockholders, a stockholder must give timely written notice to the Secretary of Holdings of such stockholder's intention to bring such business before such meeting. Generally, for notice of stockholder nominations or other business to be made at an annual meeting to be timely under the By-laws, such notice must be received by Holdings (i) not less than 120 days nor more than 150 days before the first anniversary date of Holdings' proxy statement in connection with the last annual meeting of stockholders or (ii) if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than a reasonable time, as determined by the Board of Directors of Holdings, prior to the date of the applicable annual meeting. Under the By-laws, a stockholder's notice must also contain certain information specified in the By-laws.

             The provisions described above, together with certain terms of Holdings outstanding Preferred Stock and its ability to issue additional Preferred Stock, may have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members of the Board of Directors of Holdings. As such, the provisions could have the effect of discouraging open market purchases of Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

                                 SELLING STOCKHOLDER

             At January 26, 1995, Borden owned 51,106,768 shares of Common Stock, or approximately 3.7% of the total number of shares of Common Stock outstanding. Borden acquired such shares upon the exercise by the Whitehall Associates, L.P. (the "Partnership") and KKR Partners II, L.P. (collectively, the "Common Stock Partnerships"), affiliates of KKR, of an option (the "Option") to purchase shares of common stock, par value $.625 per share, of Borden (the "Borden Common Stock") in exchange for shares of Common Stock. Moreover, in connection with Borden obtaining certain credit facilities, the Common Stock Partnerships agreed to make an additional equity investment in Borden in the form of additional shares of Common Stock. Such additional equity investment is expected to be made promptly following the consummation of the merger of a subsidiary of the Partnership ("BAC") with and into Borden (the "Merger") pursuant to a merger agreement (the "Merger Agreement") among the Partnership, BAC and Borden. After giving effect to such additional equity investment, Borden is expected to own up to the number of shares of Common Stock registered for sale under the Registration Statement of which this Prospectus forms a part. If Borden disposes of all the Common Stock to be offered hereby, Borden will not own any shares of Common Stock. However, Borden may issue securities which are convertible, exchangeable or redeemable at some future date into or for all of the shares of Common Stock owned by Borden. See "Plan of Distribution."

             As of January 26, 1995, the Common Stock Partnerships held an aggregate of approximately 69.6% of the total voting power of Borden. The Merger will require the approval of holders of not less than 66-2/3% of the outstanding Borden Common Stock, including the shares of Borden Common Stock held by the Common Stock Partnerships. The Common Stock Partnerships intend to vote their shares of Borden Common Stock in favor of approval of the Merger Agreement and the Merger.
        The Common Stock Partnerships own sufficient shares of Borden Common Stock to approve the Merger and, accordingly, no action by any other shareholder is required to approve the Merger. Assuming the Merger is approved, the Common Stock Partnerships will exchange approximately 118,500,000 shares of Common Stock for all of the outstanding shares of Borden Common Stock not already held by the Common Stock Partnerships. Accordingly, after completion of the proposed Merger, the Common Stock Partnerships will be the sole shareholders of Borden.

             As of December 31, 1994, the Common Stock Partnerships owned or controlled an aggregate of approximately 25.7 % (approximately 20.3 % on a fully diluted basis) of the total voting power of Holdings, including the 51,106,768 shares of Common Stock owned by Borden discussed above. After completion of the proposed Merger, the Common Stock Partnerships are expected to own or control an aggregate of approximately 16.6% (approximately 13.5% on a fully diluted basis) of the total voting power of Holdings, including the 51,106,768 shares of Common Stock owned by Borden. After the completion of an offering by the Selling Stockholder of any of the Common Stock covered hereby, the Common Stock Partnership's control of the voting power of Holdings will be reduced in proportion to the number of shares of Common Stock sold. Currently, seven of Holdings' sixteen directors are partners or executives of KKR.

                                 PLAN OF DISTRIBUTION

             The Company has been advised that the distribution of the Common Stock by the Selling Stockholder may be effected in and/or outside the United States: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; (iii) through agents; or (iv) in the event that the Selling Stockholder sells securities of its own which are convertible, exchangeable or redeemable into or for the Common Stock, upon the conversion, exchange or redemption of such securities of the Selling Stockholder. The Prospectus Supplement with respect to the Common Stock being offered (the "Offered Shares") will set forth the terms of the offering of the Offered Shares, including the name or names of any underwriters or agents, the purchase price of the Offered Shares and the proceeds to the Selling Stockholder from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

             The Company has been further advised that, if underwriters are used in the sale, the Offered Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Common Stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Common Stock will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Shares will be subject to conditions precedent and the underwriters will be obligated to purchase all the Offered Shares if any are purchased.

             If dealers are utilized in the sale of Offered Shares in respect of which this Prospectus is delivered, the Company has been advised that the Selling Stockholder will sell such Offered Shares to the dealers as principals. The dealers may then resell such Offered Shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

             In addition, the Company has been advised that the Common Stock may be sold directly by the Selling Stockholder or through agents designated by the Selling Stockholder from time to time. Any agent involved in the offer or sale of the Offered Shares in respect of which this Prospectus is delivered will be named, and any commissions payable by the Selling Stockholder to such agent will be set forth, in the Prospectus Supplement.

             Agents and underwriters may be entitled under agreements entered into with the Company and the Selling Stockholder to indemnification by the Company and the Selling Stockholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, the Company and the Selling Stockholder in the ordinary course of business.

             In connection with the sale of the Common Stock, underwriters or agents may be deemed to have received compensation from the Selling Stockholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Common Stock for whom they may act as agent. Underwriters or agents may sell the Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

             Any underwriters, dealers or agents participating in the distribution of the Common Stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.


                                    LEGAL MATTERS

             The validity of the Common Stock being offered hereby will be passed upon for Holdings by Jo-Ann Ford, Vice President, Assistant General Counsel and Secretary of Holdings and for the underwriters, brokers or agents by counsel to such underwriters, brokers or agents. Ms. Ford owns options to purchase shares of Common Stock which represent less than 0.1% of the currently outstanding shares of Common Stock.

                                       EXPERTS

             The consolidated financial statements of Holdings as of December 31, 1993 and 1992 and for each of the years in the three year period ended December 31, 1993 incorporated in this Prospectus by reference from (1) Holdings' Registration Statement No. 33-52381 on Form S-3, at the time such Registration Statement was declared effective and (2) Holdings' Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

        Item 14. Other Expenses of Issuance and Distribution.

                  The following table sets forth the expenses in connection with the issuance and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the SEC registration fee.

                      Registration Fee  . . . . . .   $141,810.34
                      Blue Sky fees and expenses  .     15,000.00
                      Printing and engraving
                      expenses  . . . . . . . . . .    200,000.00
                      Legal fees and expenses . . .     25,000.00
                      Accounting fees and expenses      10,000.00
                      Miscellaneous . . . . . . . .     10,000.00
                                                      -----------
                         Total   . . . . . . . . . .  $401,810.34
                                                      ===========


        Item 15. Indemnification of Directors and Officers.

             Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

             In accordance with the Delaware Law, the Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

             Article IV of the Amended and Restated By-Laws of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

        Item 16. Exhibits.


        Exhibit No.                  Description
        -----------                  -----------

            *1.1        Form of Purchase Agreement.

            3.1 Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp., filed October 1, 1990
                        (incorporated by reference to Exhibit 3.1 to Amendment No. 4 filed on October 2, 1990, to the Registration Statement on Form S-4 of RJR Nabisco Holdings Corp., Registration No. 33-36070, filed on July 25, 1990, as amended.

            3.1(a) Certificate of Amendment to Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp., filed January 29, 1991 (incorporated by reference to Exhibit 3.1(a) to Amendment No. 3, filed on January 31, 1991, to the Registration Statement on Form S-4 of RJR Nabisco Holdings Corp., Registration No. 33-38227).

            3.1(b) Certificate of Designation of ESOP Convertible Preferred Stock, filed April 10, 1991 (incorporated by reference to Exhibit 3.1(b) to Amendment No. 2 filed on April 11, 1991, to the Registration Statement on Form S-1 of RJR Nabisco Holdings Corp., Registration No. 33-39532, filed on March 20, 1991).

        Exhibit No.                  Description
        -----------                  -----------

            3.1(c) Certificate of Designation of Series A Conversion Preferred Stock, filed November 7, 1991 (incorporated by reference to Exhibit 3.1(c) to Amendment No. 3, filed on November 1, 1991, to the Registration Statement on Form S-1 of RJR Nabisco Holdings Corp., Registration No. 33-43137, filed October 2, 1991).

            3.1(d) Certificate of Amendment to Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp., filed December 16, 1991 (incorporated by reference to Exhibit 3.1(d) of the Annual Report on Form 10-K of RJR Nabisco Holdings Corp., RJR Nabisco Holdings Group, Inc., RJR Nabisco Capital Corp and RJR Nabisco, Inc. for the fiscal year ended December 31, 1991, File Nos. 1-10215, 1-10214, 1-10248 and 1-6388.

            3.1(e) Certificate of Amendment to the Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp. (relating to the authorization of the issuance of additional shares of Common Stock) filed April 6, 1993 (incorporated by reference to Exhibit 3.3 of the Quarterly Report on Form 10-Q of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the fiscal quarter ended March 31, 1993, filed April 30, 1993 (the "March 1993 Form 10-Q")).

            3.1(f) Certificate of Designation of Series B Cumulative Preferred Stock, filed August 16, 1993 (incorporated by reference to Exhibit 3.1(f) of the Annual Report on Form 10-K of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the fiscal year ended December 31, 1993, File Nos. 1-10215 and 1-6388 (the "1993 Form 10-K")).

            3.1(g) A composite of the Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp., as amended to August 16, 1993 (incorporated by reference to Exhibit 3.1(g) of the 1993 Form 10-K).

            3.1(h) Certificate of Designation of Series C Conversion Preferred Stock (incorporated by reference to Exhibit 4.1(h) to the Registration Statement on Form S-3 of RJR

        Exhibit No.                  Description
        -----------                  -----------

                        Nabisco Holdings Corp., Registration No.
                        33-52381 filed on February 2, 1994, as
                        amended.

            3.2 Amended and Restated By-laws of RJR Nabisco Holdings Corp., as amended, effective January 20, 1994 (incorporated by reference to Exhibit 3.2 to the 1993 Form 10-K).

            4.1 Credit Agreement dated as of December 1, 1991, among RJR Nabisco Holdings Corp., RJR Nabisco Holdings Group, Inc., RJR Nabisco Capital Corp., RJR Nabisco, Inc. and the lending institutions party thereto (incorporated by reference to
                        Exhibit 4.1 of the 1991 Form 10-K)(the
                        "Credit Agreement").

            4.1(a) Amendment No. 1 to Credit Agreement, dated as of October 21, 1992
                        (incorporated by reference to Exhibit
                        4.1(a) of the Annual Report on Form 10-K of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the fiscal year ended December 31, 1992, File Nos. 1-10215 and 1-6388).

            4.1(b)      Amendment No. 2 to Credit Agreement,
                        dated as of March 4, 1993 (incorporated
                        by reference to Exhibit 4.2 of the March
                        1993 Form 10-Q).

            4.1(c) Amendment No. 3 to Credit Agreement, dated as of October 12, 1993
                        (incorporated by reference to Exhibit
                        10.1 of the Quarterly Report on Form 10-Q of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the quarter ended September 30, 1993 (the "September 1993 Form 10-Q").

            4.1(d) Amendment No. 4 to Credit Agreement, dated as of November 2, 1994
                        (incorporated by reference to Exhibit
                        4.1(d) to Post-Effective Amendment No. 2, filed February 1, 1995, to the Registration Statement on Form S-4 of RJR Nabisco Holdings Corp., Registration No. 33-5567, filed October 5, 1994 (the "1995
                        Form S-4")).

            4.1(e)      Amendment No. 5 to Credit Agreement,

        Exhibit No.                  Description
        -----------                  -----------


                        dated as of December 2, 1994
                        (incorporated by reference to Exhibit
                        4.1(e) of the 1995 Form S-4).

            4.2 Credit Agreement dated as of April 5, 1993 among RJR Nabisco Holdings Corp., RJR Nabisco, Inc. and the lending institutions party thereto (incorporated by reference to Exhibit 4.3 of the March 1993 Form 10-Q)(the "1993 Credit Agreement").

            4.2(a) Amendment No. 1 to 1993 Credit Agreement, dated October 12, 1993 (incorporated by reference to Exhibit 10.1 of the September 1993 10-Q).

            4.2(b) Amendment No. 2 to 1993 Credit Agreement, dated as of March 28, 1994 (incorporated by reference to Exhibit 4.2 of the Quarterly Report on Form 10-Q of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the quarter ended March 31,
                        1994).

            4.2(c) Amendment No. 3 to 1993 Credit Agreement, dated as of November 2, 1994
                        (incorporated by reference to Exhibit
                        4.2(c) of the 1995 Form S-4).

            4.2(d) Amendment No. 4 to 1993 Credit Agreement, dated as of December 2, 1994
                        (incorporated by reference to Exhibit
                        4.2(d) of the 1995 Form S-4).

            *5.1        Opinion of Jo-Ann Ford regarding the
                        legality of the securities being
                        registered.

            *23.1       Consent of Deloitte & Touche LLP,
                        Independent Auditors for RJR Nabisco
                        Holdings Corp. and RJR Nabisco, Inc.

            *23.2       Consent of Jo-Ann Ford (included in her
                        opinion filed as Exhibit 5.1).

        Exhibit No.                  Description
        -----------                  -----------


            *24.1 Powers of Attorney of Charles M. Harper, Stephen R. Wilson, Robert S. Roath, Julius L. Chambers, John L. Clendenin,
                        H. John Greeniaus, Henry R. Kravis, John
                        G. Medlin, Jr., Lawrence R. Ricciardi,
                        Clifton S. Robbins, George R. Roberts,
                        Scott M. Stuart and Michael T. Tokarz.

        _________________
        * Filed herewith

        Item 17. Undertakings.

             The undersigned Registrant hereby undertakes:

             (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not
        --------  -------
        apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (b) (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (c) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                      SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, February 2, 1995.


                                           RJR Nabisco Holdings Corp.

                                           By /s/ Jo-Ann Ford
                                             -----------------------
                                           Title: Vice President,
                                           Assistant General Counsel
                                           and Secretary


             Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 2, 1995.

                  Signature                     Title
                  ---------                     -----
                  *
        ............................  Chairman of the Board and Chief
             (Charles M. Harper)      Executive Officer (principal
                                      executive officer) and Director
                  *
        ............................  Executive Vice President and Chief
             (Stephen R. Wilson)      Financial Officer (principal
                                      financial officer)
                  *
        ............................  Senior Vice President and
             (Robert S. Roath)             Controller (principal accounting
                                           officer)

        ............................  Director
             (John T. Chain, Jr.)

                  *
        ............................  Director
             (Julius L. Chambers)

                  *
        ............................  Director
             (John L. Clendenin)


        ............................  Director
             (James H. Greene, Jr.)

                  *
        ............................  Director
             (H. John Greeniaus)


        ............................  Director
             (James W. Johnston)

                  *
        ............................  Director
             (Henry R. Kravis)

                  *
        ............................  Director
             (John G. Medlin, Jr.)


        ............................  Director
             (Paul E. Raether)

                  *
        ............................  Director
             (Lawrence R. Ricciardi)


        ............................  Director
             (Rozanne L. Ridgway)

                  *
        ............................  Director
             (Clifton S. Robbins)

                  *
        ............................  Director
             (George R. Roberts)

                  *
        ............................  Director
             (Scott M. Stuart)

                  *
        ............................  Director
             (Michael T. Tokarz)


                                                /s/ Jo-Ann Ford
                                           By: ........................
                                                  Jo-Ann Ford
                                                  Attorney-in-fact

                                    EXHIBIT INDEX
        Exhibit No.                  Description                          Page
        -----------                  -----------                          ----

            *1.1        Form of Purchase Agreement.

            3.1 Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp., filed October 1, 1990
                        (incorporated by reference to Exhibit 3.1 to Amendment No. 4 filed on October 2, 1990, to the Registration Statement on Form S-4 of RJR Nabisco Holdings Corp., Registration No. 33-36070, filed on July 25, 1990, as amended.

            3.1(a) Certificate of Amendment to Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp., filed January 29, 1991 (incorporated by reference to Exhibit 3.1(a) to Amendment No. 3, filed on January 31, 1991, to the Registration Statement on Form S-4 of RJR Nabisco Holdings Corp., Registration No. 33-38227).

            3.1(b) Certificate of Designation of ESOP Convertible Preferred Stock, filed April 10, 1991 (incorporated by reference to Exhibit 3.1(b) to Amendment No. 2 filed on April 11, 1991, to the Registration Statement on Form S-1 of RJR Nabisco Holdings Corp., Registration No. 33-39532, filed on March 20, 1991).

            3.1(c) Certificate of Designation of Series A Conversion Preferred Stock, filed November 7, 1991 (incorporated by reference to Exhibit 3.1(c) to Amendment No. 3, filed on November 1, 1991, to the Registration Statement on Form S-1 of RJR Nabisco Holdings Corp., Registration No. 33-43137, filed October 2, 1991).

            3.1(d) Certificate of Amendment to Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp., filed December 16, 1991 (incorporated by reference to Exhibit 3.1(d) of the Annual Report on Form 10-K of RJR Nabisco Holdings Corp., RJR Nabisco Holdings Group, Inc., RJR Nabisco Capital Corp and RJR Nabisco, Inc. for the fiscal year ended December 31, 1991, File Nos. 1-10215, 1-10214, 1-10248 and 1-6388.

        Exhibit No.                  Description                          Page
        -----------                  -----------                          ----

            3.1(e) Certificate of Amendment to the Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp. (relating to the authorization of the issuance of additional shares of Common Stock) filed April 6, 1993 (incorporated by reference to Exhibit 3.3 of the Quarterly Report on Form 10-Q of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the fiscal quarter ended March 31, 1993, filed April 30, 1993 (the "March 1993 Form 10-Q")).

            3.1(f) Certificate of Designation of Series B Cumulative Preferred Stock, filed August 16, 1993 (incorporated by reference to Exhibit 3.1(f) of the Annual Report on Form 10-K of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the fiscal year ended December 31, 1993, File Nos. 1-10215 and 1-6388 (the "1993 Form 10-K")).

            3.1(g) A composite of the Amended and Restated Certificate of Incorporation of RJR Nabisco Holdings Corp., as amended to August 16, 1993 (incorporated by reference to Exhibit 3.1(g) of the 1993 Form 10-K).

            3.1(h) Certificate of Designation of Series C Conversion Preferred Stock (incorporated by reference to Exhibit 4.1(h) to the Registration Statement on Form S-3 of RJR Nabisco Holdings Corp., Registration No. 33-52381 filed on February 2, 1994, as amended.

            3.2 Amended and Restated By-laws of RJR Nabisco Holdings Corp., as amended, effective January 20, 1994 (incorporated by reference to Exhibit 3.2 to the 1993 Form 10-K).

            4.1 Credit Agreement dated as of December 1, 1991, among RJR Nabisco Holdings Corp., RJR Nabisco Holdings Group, Inc., RJR Nabisco Capital Corp., RJR Nabisco, Inc. and the lending institutions party thereto (incorporated by reference to
                        Exhibit 4.1 of the 1991 Form 10-K)(the
                        "Credit Agreement").

            4.1(a) Amendment No. 1 to Credit Agreement, dated as of October 21, 1992
                        (incorporated by reference to Exhibit
                        4.1(a) of the Annual Report on Form 10-K of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the fiscal year ended

        Exhibit No.                  Description                          Page
        -----------                  -----------                          ----

                        December 31, 1992, File Nos. 1-10215 and
                        1-6388).

            4.1(b)      Amendment No. 2 to Credit Agreement,
                        dated as of March 4, 1993 (incorporated
                        by reference to Exhibit 4.2 of the March
                        1993 Form 10-Q).

            4.1(c) Amendment No. 3 to Credit Agreement, dated as of October 12, 1993
                        (incorporated by reference to Exhibit
                        10.1 of the Quarterly Report on Form 10-Q of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the quarter ended September 30, 1993 (the "September 1993 Form 10-Q").

            4.1(d) Amendment No. 4 to Credit Agreement, dated as of November 2, 1994
                        (incorporated by reference to Exhibit
                        4.1(d) to Post-Effective Amendment No. 2, filed February 1, 1995, to the Registration Statement on Form S-4 of RJR Nabisco Holdings Corp., Registration No. 33-5567, filed October 5, 1994 (the "1995
                        Form S-4")).

            4.1(e)      Amendment No. 5 to Credit Agreement,
                        dated as of December 2, 1994
                        (incorporated by reference to Exhibit
                        4.1(e) of the 1995 Form S-4).

            4.2 Credit Agreement dated as of April 5, 1993 among RJR Nabisco Holdings Corp., RJR Nabisco, Inc. and the lending institutions party thereto (incorporated by reference to Exhibit 4.3 of the March 1993 Form 10-Q)(the "1993 Credit Agreement").

            4.2(a) Amendment No. 1 to 1993 Credit Agreement, dated October 12, 1993 (incorporated by reference to Exhibit 10.1 of the September 1993 10-Q).

            4.2(b) Amendment No. 2 to 1993 Credit Agreement, dated as of March 28, 1994 (incorporated by reference to Exhibit 4.2 of the Quarterly Report on Form 10-Q of RJR Nabisco Holdings Corp. and RJR Nabisco, Inc. for the quarter ended March 31,
                        1994).

        Exhibit No.                  Description                          Page
        -----------                  -----------                          ----

            4.2(c) Amendment No. 3 to 1993 Credit Agreement, dated as of November 2, 1994
                        (incorporated by reference to Exhibit
                        4.2(c) of the 1995 Form S-4).

            4.2(d) Amendment No. 4 to 1993 Credit Agreement, dated as of December 2, 1994
                        (incorporated by reference to Exhibit
                        4.2(d) of the 1995 Form S-4).

            *5.1        Opinion of Jo-Ann Ford regarding the
                        legality of the securities being
                        registered.

            *23.1       Consent of Deloitte & Touche LLP,
                        Independent Auditors for RJR Nabisco
                        Holdings Corp. and RJR Nabisco, Inc.

            *23.2       Consent of Jo-Ann Ford (included in her
                        opinion filed as Exhibit 5.1).

            *24.1 Powers of Attorney of Charles M. Harper, Stephen R. Wilson, Robert S. Roath, Julius L. Chambers, John L. Clendenin,
                        H. John Greeniaus, Henry R. Kravis, John
                        G. Medlin, Jr., Lawrence R. Ricciardi,
                        Clifton S. Robbins, George R. Roberts,
                        Scott M. Stuart and Michael T. Tokarz.

        _________________
        * Filed herewith